SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




                   For the fiscal year ended December 31, 1997
                         Commission File Number 1-11377



         A.  Full title of the Plan:

                      THE CINCINNATI GAS & ELECTRIC COMPANY
                             SAVINGS INCENTIVE PLAN

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                                  Cinergy Corp.

                             139 East Fourth Street

                          Cincinnati, Ohio 45202 - 4003

                     THE CG&E COMPANY SAVINGS INCENTIVE PLAN

                        FINANCIAL STATEMENTS AND EXHIBITS




                                                                     Page No.
(a)    Financial Statements

       Report of Independent Public Accountants                         3
       Statement of Net Assets Available for Benefits, with
         Fund Information, as of December 31, 1997                      4
       Statement of Net Assets Available for Benefits, with
         Fund Information, as of December 31, 1996                      5
       Statement of Changes in Net Assets Available for Benefits,
         with Fund Information, for the Year Ended December 31, 1997    6
       Notes to Financial Statements                                  7-10
       Financial Statement Schedules (As Required By The Employee
         Retirement Income Security Act)
           Schedule I - Schedule of Assets Held for Investment
             Purposes-December 31, 1997                                11
           Schedule II - Schedule of Reportable Transactions for
             the year ended December 31, 1997                          12


(b)    Exhibit

         23)  Consent of Independent Public Accountants

                    Report of Independent Public Accountants

To the Plan Administrator of The Cincinnati Gas & Electric Company Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                             ARTHUR ANDERSEN LLP



Cincinnati, Ohio,
June 22, 1998


          THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1997

                                                                         Participant Directed

                                                                          Fidelity                   Fidelity
                                                 Fidelity                   Low-       Fidelity     Retirement
                                  Fidelity       Equity-      Fidelity     Priced     Diversified     Money        Cinergy
                                  Magellan        Income     Intermediate  Stock     International    Market        Common
                                    Fund           Fund       Bond Fund     Fund         Fund          Fund       Stock Fund
ASSETS
Investments, at fair value:
  Shares of registered investment
    companies                     $ 8,344,841   $16,571,031  $1,643,579   $1,384,880    $ 405,471   $3,080,090            $ -
  Common Stock                              -             -           -            -            -            -     99,868,069
  Participant Loans                         -             -           -            -            -            -              -
    Total Investments               8,344,841    16,571,031   1,643,579    1,384,880      405,471    3,080,090     99,868,069

Receivables:
  Employer's Contribution                   -             -           -            -            -            -              -
  Participants' Contribution           34,370        40,040       5,541        6,955        2,338       14,069        431,927
Total receivables                      34,370        40,040       5,541        6,955        2,338       14,069        431,927
Net assets available for benefits $ 8,379,211   $16,611,071  $1,649,120   $1,391,835    $ 407,809   $3,094,159   $100,299,996

          THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
 Statement of Net Assets Available for Benefits, with Fund Information (Continued)
                             As of December 31, 1997

                                                     Non-
                                     Participant  Participant
                                       Directed    Directed

                                                   Cinergy
                                     Participant    Common
                                     Loan Fund    Stock Fund       Total
ASSETS
  Investments, at fair value:
  Shares of registered investment
    companies                             $ -           $ -   $ 31,429,892
  Common Stock                              -    51,579,542    151,447,611
  Participant Loans                 7,312,212             -      7,312,212
    Total Investments               7,312,212    51,579,542    190,189,715

Receivables:
  Employer's Contribution                 -           96,050         96,050
  Participants' Contribution              -             -           535,240
Total receivables                         -           96,050        631,290
Net assets available for benefits   $7,312,212   $51,675,592   $190,821,005


The accompanying notes are an integral part of these financial statements.


          THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
     Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1996
                                                                                                                    Non-
                                                                                                                 Participant
                                                                      Participant Directed                         Directed

                                                                          Fidelity
                                                 Fidelity                Retirement
                                  Fidelity       Equity-      Fidelity      Money        Cinergy                    Cinergy
                                  Magellan        Income     Intermediate  Market        Common      Participant    Common
                                    Fund           Fund       Bond Fund     Fund       Stock Fund    Loan Fund    Stock Fund
ASSETS
  Investments, at fair value:
  Shares of registered investment
   companies                     $ 4,198,665   $11,395,092  $1,428,486   $5,874,739            $ -         $ -            $ -
  Common Stock                              -             -           -            -    100,039,222           -     45,212,499
  Participant Loans                         -             -           -            -              -   6,244,939              -
    Total Investments               4,198,665    11,395,092   1,428,486    5,874,739    100,039,222   6,244,939     45,212,499


Receivables:
  Employer's Contribution                   -             -           -            -              -           -      1,059,033
  Participants' Contribution           13,166        16,301       2,848        8,675        108,368           -              -
    Total receivables                  13,166        16,301       2,848        8,675        108,368           -      1,059,033
Net assets available for benefits $ 4,211,831   $11,411,393  $1,431,334   $5,883,414   $100,147,590  $6,244,939   $ 46,271,532

          THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
 Statement of Net Assets Available for Benefits, with Fund Information (Continued)
                             As of December 31, 1996






                                             Total
ASSETS
  Investments, at fair value:
  Shares of registered investment
    companies                           $ 22,896,982
  Common Stock                           145,251,721
  Participant Loans                        6,244,939
    Total Investments                    174,393,642


Receivables:
  Employer's Contribution                  1,059,033
  Participants' Contribution                 149,358
    Total receivables                      1,208,391
Net assets available for benefits       $175,602,033

The accompanying notes are an integral part of these financial statements.



          THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
 Statement of Changes in Net Assets Available for Benefits, with Fund Information
                      For the Year Ended December 31, 1997


                                                                          Participant Directed

                                                                            Fidelity                   Fidelity
                                                   Fidelity                   Low-       Fidelity     Retirement
                                    Fidelity       Equity-      Fidelity     Priced     Diversified     Money         Cinergy
                                    Magellan        Income     Intermediate   Stock     International   Market        Common
                                      Fund           Fund      Bond Fund      Fund         Fund          Fund       Stock Fund
Additions to net assets:
Investments income:
  Net appreciation
    (depreceition) in fair
    value of investments            $ 784,511   $ 2,720,315    $ 14,847    $ (25,312)   $ (17,952)          $ -   $ 14,290,256
  Interest                                  -             -           -            -            -             -              -
  Dividends                           449,813       846,366      86,292       42,150       12,545       162,698      4,763,214
                                    1,234,324     3,566,681     101,139       16,838       (5,407)      162,698     19,053,470

Contributions:
  Participants'                       749,792       952,609     142,235       50,378       20,261       422,114      5,790,234
  Employer's                                -             -           -            -            -             -              -
                                      749,792       952,609     142,235       50,378       20,261       422,114      5,790,234
Total Additions                     1,984,116     4,519,290     243,374       67,216       14,854       584,812     24,843,704

Deductions from net
  assets:
    Benefits paid to
      participants                    760,186     1,737,446     214,551            -            -     9,012,087     15,047,441
Total Deductions                      760,186     1,737,446     214,551            -            -     9,012,087     15,047,441

Net increase/(decrease)
  prior to transfers                1,223,930     2,781,844      28,823       67,216       14,854    (8,427,275)     9,796,263
Interfund transfers                 2,367,520     1,779,118     151,021    1,277,147      386,025     5,580,862    (10,687,274)
Interplan transfers                   575,930       638,716      37,942       47,472        6,930        57,158      1,043,417
Net increase (decrease)             4,167,380     5,199,678     217,786    1,391,835      407,809    (2,789,255)       152,406
Net assets available for
  benefits:
  Beginning of year                 4,211,831    11,411,393   1,431,334            -            -     5,883,414    100,147,590
  End of year                     $ 8,379,211   $16,611,071  $1,649,120   $1,391,835    $ 407,809   $ 3,094,159   $100,299,996



          THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
 Statement of Changes in Net Assets Available for Benefits, with Fund Information
                      For the Year Ended December 31, 1997

                                                      Non-
                                                   Participant
                                     Participant    Directed

                                                     Cinergy
                                     Participant     Common
                                      Loan Fund    Stock Fund       Total
Additions to net assets:
Investments income:
  Net appreciation
    (depreceition) in fair
    value of investments                   $ -   $ 7,214,609   $ 24,981,274
  Interest                             514,732             -        514,732
  Dividends                                  -     2,304,790      8,667,868
                                       514,732     9,519,399     34,163,874

Contributions:
  Participants'                              -             -      8,127,623
  Employer's                                 -     2,763,528      2,763,528
                                             -     2,763,528     10,891,151
Total Additions                        514,732    12,282,927     45,055,025

Deductions from net
  assets:
    Benefits paid to
      participants                     415,881     5,724,706     32,912,298
Total Deductions                       415,881     5,724,706     32,912,298

Net increase/(decrease)
  prior to transfers                    98,851     6,558,221     12,142,727
Interfund transfers                    958,149    (1,812,568)             -
Interplan transfers                     10,273       658,407      3,076,245
Net increase (decrease)              1,067,273     5,404,060     15,218,972
Net assets available for
  benefits:
  Beginning of year                  6,244,939    46,271,532    175,602,033
  End of year                      $ 7,312,212   $51,675,592   $190,821,005

The accompanying notes are an integral part of these financial statements.

                      THE CINCINNATI GAS & ELECTRIC COMPANY
                             SAVINGS INCENTIVE PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1) Description of The Cincinnati Gas & Electric Company Savings Incentive Plan (SIP or the Plan) - The following is a brief description of the Plan. Participants should refer to the Plan Document and the related Trust
     Agreement, including the defined terms, for more complete information of the Plan's provisions. The Plan is a defined contribution plan covering all weekly or hourly paid employees of The Cincinnati Gas & Electric Company (CG&E), a subsidiary of Cinergy Corp., the employees of Union Light, Heat and Power Company, and Lawrenceburg Gas Company. The Plan is administered by the CG&E Benefits Committee and trusteed by Fidelity Management Trust Company. The administrative expenses are paid by CG&E. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay. Salary deferrals and optional contributions are subject to certain limitations. The salary deferrals and optional contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

     The participant's employer contributes 60% of the first 5% of base pay contributed by each participant. An additional incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the discretion of the employer's board of directors. For those employees who do not contribute to the Plan, the employers contribute an incentive match assuming the participant contributed 1% of base pay. All employer contributions must be invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown on the statement of net assets available for benefits as "Non-Participant Directed" funds until the employee elects to transfer the funds to another investment option. Participants are immediately vested in all contributions and earnings thereon.

     Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $3,500 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $3,500. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their salary deferral account in accordance with Plan provisions.

     Subject to certain limitations, employees may apply for loans from their salary deferral account balances. Such loans are reflected in the Participant Loan Fund in the accompanying financial statements. Interest on the loans is set at the prime rate plus 1/2% at the time of borrowing and are secured by the balance in the participant's account. Loans are repaid within 54 months through regular payroll deductions.

(2) Significant Accounting Policies - The financial statements of the Plan are prepared under the accrual method of accounting. Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates market.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex- dividend date. Benefits are recorded when paid.

     Transfers of assets between the SIP and the CG&E Deferred Compensation and Investment Plan occur as a result of changes in employee status between the weekly and hourly paid classification and the executive, supervisory, administrative, and professional classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


(3)  Investment Options

     The investment options of the Plan are as follows:

     Participant contributions - Upon enrollment or re-enrollment, participants direct that their contributions, including any rollover contributions, be invested in one or more of the following investment options:

          * Fidelity Magellan Fund

          The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth with the principal purpose of seeking maximum appreciation in value.

          * Fidelity Equity-Income Fund

          The Fidelity Equity-Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.

          *    Fidelity Intermediate Bond Fund

          The Fidelity Intermediate Bond Fund invests mainly in income producing equity securities with the principal purpose of a moderate risk level and yield potential.

          *    Fidelity Low-Priced Stock Fund

          The Fidelity Low-Priced Stock Fund invests primarily in the stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth with the principal purpose of seeking out stocks of smaller companies with per share prices of $25 or less.

          *    Fidelity Diversified International Fund

          The Fidelity Diversified International Fund invests primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE(R) index with the principal purpose of seeking out stocks that are undervalued compared to industry norms in their countries.

          *    Fidelity Retirement Money Market Fund

          The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptance issued by major banks . The purpose of the Fund is to seek high money market yields while maintaining preservation of capital.

          *    Cinergy Common Stock Fund

          The  Cinergy  Common  Stock Fund  invests  in common  stock of Cinergy
          Corp.


(4) Federal Income Tax Status - The Internal Revenue Service has determined and informed the Plan by letter dated January 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


(5) Investments - A participant may elect or change investment funds and/or the percentages in which contributions will be allocated at any time.

     The following investments exceed 5% of total net assets available for benefits at December 31, 1997 and 1996:



                                                        1997            1996
     Cinergy Common Stock Fund                      $151,447,611    $145,251,721
     Fidelity Equity-Income Fund                      16,571,031      11,395,092


(6) Reconciliation of Financial Statements to Form 5500--The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500:


                                                        December 31,
                                                   1997              1996

Net Assets per financial statements            $190,821,005      $175,602,033
Amounts allocated to withdrawing participants      (315,945)           (6,474)
Net assets per Form 5500                       $190,505,060      $175,595,559

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                    Year Ended
                                                                    December 31,
                                                                       1997
    Benefits paid to participants per financial statements          $32,912,298
    Add:  Amounts allocated to withdrawing participants
       at December 31, 1997                                             315,945
    Less:  Amounts allocated to withdrawing participants
       at December 31, 1996                                              (6,474)
    Benefits paid to participants per Form 5500                    $ 33,221,769

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date


(7) Plan Termination - Although it has not expressed any intent to do so, CG&E has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                                   SCHEDULE I

                      THE CINCINNATI GAS & ELECTRIC COMPANY
                             SAVINGS INCENTIVE PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1997





 Identity of Issuer, Borrower,        Description of Investment, Including Maturity Date,
   Lessor, or Similar Party         Rate of Interest, Collateral, and Par or Maturity Value         Cost           Current Value

* Cinergy Corp.                     Common Stock                                                $ 83,204,574        $151,447,611
* Fidelity Investments              Magellan Fund                                                  7,524,375           8,344,841
* Fidelity Investments              Equity Income Fund                                            12,690,962          16,571,031
* Fidelity Investments              Intermediate Bond Fund                                         1,654,960           1,643,579
* Fidelity Investments              Low-Priced Stock Fund                                          1,411,152           1,384,880
* Fidelity Investments              Diversified International Stock Fund                             423,667             405,471
* Fidelity Investments              Retirement Money Market Fund                                   3,080,090           3,080,090
* Various plan participants         Participant loans (interest rates ranging from 5.25-9%)        7,312,212           7,312,212
    Total assets held for
      investment purposes                                                                       $117,301,992        $190,189,715

* Denotes a party-in-interest



                                                                     SCHEDULE II

                      THE CINCINNATI GAS & ELECTRIC COMPANY
                             SAVINGS INCENTIVE PLAN

                             Sponsor EIN: 31-0240030
                         Administration EIN: 31-1070386
                                Plan Number: 002

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997



                                Total       Total
                              Number of   Number of   Purchase    Selling Price   Net Gain
Identity of Securities        Purchases     Sales     Price (A)        (A)        on Sales

Cinergy Corp. Common             253         249     $23,898,826   $39,199,099   $16,421,165
  Stock Fund
Fidelity Equity-Income Fund      227         176       6,276,448     3,820,825       730,278
Fidelity Retirement Money
  Market Fund                    187         172       9,768,940    12,563,590          -

(A) The current value of all assets acquired or disposed of, at the time of the acquisition or disposition, is equal to the purchase price or selling price, respectively.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                      THE CINCINNATI GAS & ELECTRIC COMPANY
                             SAVINGS INCENTIVE PLAN
                                 (Name of Plan)

                             By /s/JERRY W. LIGGETT
                                 Jerry W. Liggett
                                Plan Administrator



June 22, 1998

                                                                      Exhibit 23



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 22, 1998 included in the Annual Report on Form 11-K for the year ended December 31, 1997 of The Cincinnati Gas & Electric Company Savings Incentive Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-55293.


                                                             ARTHUR ANDERSEN LLP


Cincinnati, Ohio
June 22, 1998